Exhibit 99.73

Notice Declaring Intention to be Qualified under
National Instrument 44-101 – Short Form Prospectus Distributions

(“NI 44-101”)

TO:	British Columbia Securities Commission (as principal regulator)

AND TO:	Alberta Securities Commission
Autorité des marchés financiers

Blue Moon Metals Inc. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

DATED this 4th day of June, 2025.

BLUE MOON METALS INC.

Per:	(signed) “Christian Kargl-Simard”
	Name:	Christian Kargl-Simard
	Title:	Chief Executive Officer